Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Glass House Brands Inc. (the "Company")
3645 Long Beach Boulevard

Long Beach, California 90807

Item 2.	Date of Material Change

October 19, 2026

Item 3.	News Release

The news release disclosing the material change was disseminated by the Company on October 19, 2026 through GlobeNewswire and is available on SEDAR+ (www.sedarplus.ca) under the Company's issuer profile.

Item 4.	Summary of Material Change

On October 19, 2026, the Company announced preliminary and unaudited financial results for the third quarter ended September 30, 2026 and that John "Jay" Nichols Jr. has resigned as a director of the Company.

Item 5.	Full Description of Material Change

On October 19, 2026, the Company announced preliminary and unaudited financial results for the third quarter ended September 30, 2026. Unless otherwise noted, financial results of operations reflect continuing operations, and prior-period results of operations have been recast to exclude the historical results of Glass House Retail, LLC ("GHR"), which was deconsolidated on June 12, 2026. For the third quarter ended September 30, 2026, the Company anticipates:

•	revenue of $56.8 million, compared to $47.0 million in the second quarter of 2026 and $26.2 million in the third quarter of 2025;

•	record biomass production of approximately 317,000 pounds, up from 246,000 pounds in the second quarter of 2026;

•	cost of production of approximately $110 per pound, compared to $122 per pound in the second quarter of 2026;

•	average selling price of $150 per pound, compared to $211 per pound in the second quarter of 2026 and $155 per pound in the third quarter of 2025;

•	gross profit of $14.9 million (26% margin), compared to $15.8 million (34%) in the second quarter of 2026 and $5.6 million (21%) in the third quarter of 2025;

•	operating cash flow of negative $(0.4) million, compared to positive $0.2 million in the second quarter of 2026 and negative $(5.1) million in the third quarter of 2025 (second quarter of 2026 and third quarter of 2025 amounts include the operating cash flows of GHR);

•	total proceeds raised under the Company's at-the-market ("ATM") offering program of $18 million, at an average price of $8.11 per share, and proceeds raised from warrants of $10 million during the quarter; and

•	period ending cash, restricted cash and cash equivalents of $39.7 million, a $17.6 million increase compared to $22.1 million at the end of the previous quarter.

The Company also reiterated its full year 2026 production forecast of approximately 1 million pounds and its long-term cost of production target of $95 per pound, and expects fourth quarter cost of production to be in line with the third quarter. The Company also announced that it has turned off the ATM.

These results are preliminary and unaudited and remain subject to change.

The Company also announced that John "Jay" Nichols Jr. has resigned as a director of the Company. The Company thanked Mr. Nichols for his service and wished him the best in his future endeavors.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Benjamin Vega

General Counsel and Corporate Secretary
Tel: (562) 264-5078

Item 9.	Date of Report

October 26, 2026.

This material change report contains certain forward-looking information and forward-looking statements, as defined in applicable securities laws (collectively referred to herein as "forward-looking statements"). Forward-looking statements reflect current expectations or beliefs regarding future events or the Company's future performance or financial results. All statements other than statements of historical fact are forward-looking statements. Often, but not always, forward-looking statements can be identified by the use of words such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "continues", "forecasts", "projects", "predicts", "intends", "anticipates", "targets" or "believes", or variations of, or the negatives of, such words and phrases or state that certain actions, events or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved. Forward-looking statements in this material change report include, without limitation, statements regarding the Company's financial outlook, operational plans and expected results. All forward-looking statements, including those herein, are qualified by this cautionary statement. Although the Company believes that the expectations expressed in such statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the statements. Accordingly, readers should not place undue reliance on forward-looking statements. There are certain factors that could cause actual results to differ materially from those in the forward-looking information, including those risks disclosed in the Company's most recent Annual Information Form available on SEDAR+ at www.sedarplus.ca and in the Company's most recent Form 40-F available on EDGAR at www.sec.gov. For more information on the Company, investors are encouraged to review the Company's public filings on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov. The forward-looking statements contained in this material change report speak only as of the date of this material change report or as of the date or dates specified in such statements. The Company disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.